Direxion Shares ETF Trust II

1301 Avenue of the Americas, 35th Floor

New York, NY 10019

March 31, 2015

VIA EDGAR

Ms. Jennifer Monick

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Direxion Shares ETF Trust II
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 12, 2014
File No. 001-36392

Dear Ms. Monick:

The purpose of this letter is to respond to a letter dated March 18, 2015 received by the Direxion Shares ETF Trust II (the “Trust”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) , providing comments on the Form 10-K for the fiscal year ended June 30, 2014 filed on September 12, 2014 and Forms 10-Q for the quarters ended September 30, 2014 and December 31, 2014 filed on November 14, 2014 and February 13, 2015, respectively For your convenience in reviewing the Trust’s responses, the comments provided by the SEC are included in bold typeface immediately followed by the Trust’s response.

In addition, the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments on the filing are as follows:

1.	Please amend your Form 10-K for the fiscal year ended June 30, 2014 as well as your subsequent Forms 10-Q for the quarterly periods ended September 30, 2014 and December 31, 2014 to provide the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a). Please note that each principal executive and principal financial officer or persons performing similar functions, at the time of filing of the report must sign a certification. Please also note that the certifications may not be modified, i.e., the registrant name should not be modified to also include reference to the Funds. Refer to Question 104.1 of the Securities Act Sections Compliance and Disclosure Interpretations.

The Trust notes that an amended Form 10-K for the fiscal year ended June 30, 2014 was filed on March 27, 2015 (SEC Accession No. 0001193125-15-109586) and amended Forms 10-Q for the quarterly periods ended September 30, 2014 (SEC Accession No. 0001193125-15-109593) and December 31, 2014 (SEC Accession No. 0001193125-15-109606) were filed on March 27, 2015 to provide the referenced certifications.

2.	Please tell us how your auditors determined it was not necessary to reference the schedule of investments or the financial highlights within their audit report.

The Trust notes that the amended Form 10-K for the fiscal year ended June 30, 2014 filed on March 27, 2015 (SEC Accession No. 0001193125-15-109586) included a report that now references the schedule of investments and the financial highlights.

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If you have any additional questions or require further information, please call me at 646-572-3631.

Sincerely,

Direxion Shares ETF Trust II

/s/ Patrick Rudnick
Name:	Patrick Rudnick
Title:	Chief Financial Officer

cc:	Dan O’Neill, Direxion Asset Management, LLC
Eric Falkeis, Direxion Asset Management, LLC
Angela Brickl, Direxion Asset Management, LLC

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